Neil A. Cotty Senior Vice President, CFO (646) 855-4043 neil.cotty@bankofamerica.com One Bryant Park New York, NY 10036
July 15, 2009
BY HAND
Ms. Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3010
Washington, DC 20549-3561

Re:	Merrill Lynch & Co., Inc. Form 10-K for the year ended December 26, 2008 Form 10-Q for the quarter ended March 31, 2009 File No. 001-07182
Dear Ms. LaMothe,
This letter provides the response of Merrill Lynch & Co., Inc. (“Merrill Lynch”, “we”, “our”, or “us”) to the comments from the staff (the “staff”) of the Securities and Exchange Commission on our Form 10-K for the year ended December 26, 2008 and Form 10-Q for the quarter ended March 31, 2009 (“1Q09 10-Q”) contained in your letter dated July 7, 2009 addressed to me. For your convenience, we have included your comments in bold type along with our responses.
Form 10-K
Item 1A. Risk Factors, page 5
1.	We note your response to prior comment three. Although you do disclose the requested information elsewhere in your 10-K or other public filings, it is still appropriate to provide this information in the Risk Factors section so investors understand how each risk applies to or affects you. Please confirm that you will provide the requested disclosure in future filings.
We confirm that in future 10-K filings, where relevant, we will provide cross references in the Risk Factors section to the applicable disclosures included in other sections of the 10-K.
Item 8 — Financial Statements and Supplementary Data
Note 11 — Commitments, Contingencies and Guarantees, page 123
Guarantees, page 131

SEC Comment Letter
July 15, 2009

2.	We have read and considered your response to comment 11. We note that in relation to funded and unfunded commercial loans, the company entered into single name and index credit default swaps to mitigate credit exposure. Please tell us what consideration you gave to further breaking out your credit derivatives tabular by single name and index exposure.
The tabular disclosure we provided in our 1Q09 10-Q includes all credit derivatives, inclusive of those purchased in relation to commercial lending activities. In considering the most relevant disclosures in relation to FASB Staff Position No. 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45, we disclosed our total credit derivative population by investment grade and non-investment grade status. This classification is consistent with our risk management practices for credit derivatives and was considered the most appropriate for disclosure purposes.
Item 9A. Controls and Procedures, page 157
3.	We note your responses to prior comments 15 and 16. Please confirm that you will provide in future filings a similar detailed description of your remediation efforts and changes in internal control over financial reporting.
We confirm that in future filings we will provide a similar detailed description when we have remediation efforts or changes related to internal control over financial reporting.
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We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.
The adequacy and accuracy of the disclosure in the filings is the responsibility of Merrill Lynch. Merrill Lynch acknowledges to the Securities and Exchange Commission (“the Commission”) that staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. Merrill Lynch also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions or require additional clarifying information, please call Mr. Thomas W. Perry, ML & Co. Chief Accounting Officer, at (212) 449-1388 or Mr. David Moser, Financial Reporting and Policy Executive, at (212) 449-2048.

Sincerely, Neil A. Cotty Senior Vice President, CFO Merrill Lynch & Co., Inc.

cc: Thomas R. Pirolo, Partner — PricewaterhouseCoopers LLP